Brad Pederson Direct Dial: (612) 672-8341 brad.pederson@maslon.com

January 19, 2016

VIA EDGAR

Ms. Suzanne Hayes Assistant Director United States Securities and Exchange Commission 100 F Street N.E. Washington, D.C. 20549

Re:	AWA Group LP (the Partnership”) Amendment No. 5 to Offering Statement on Form 1-A (File No. 024-10460).

Dear Ms. Hayes:

Today the Partnership filed the above-referenced document (the “Amendment”) with the Securities and Exchange Commission (the “Commission”). As requested in our telephone calls, the Amendment removes the two-phase offering contemplated by the prior amendment filed with the Commission on December 31, 2015 and now reflects a $20 million offering in which the Partnership intends to offer for sale its Class A Units and warrants to purchase Class A Common Units. To facilitate your review, enclosed you will find four copies of the Amendment, marked to indicate changes from the prior amendment.

The Partnership requests that the Commission, pursuant to Rule 252(d) of the Securities Act of 1933, as amended, qualifies the Offering Statement, as amended, effective as of 4:00 p.m., Eastern Daylight Time, on January 21, 2016, or as soon thereafter as possible.

On behalf of the Partnership, the Partnership acknowledges that:

●	should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the Partnership from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the Partnership may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, do not hesitate to contact the undersigned by telephone at 612-672-8341, or by email at Brad.Pederson@maslon.com.

Sincerely,

/s/ Brad Pederson
Brad Pederson

BAP

cc:	Edward Baker
Bill Mower